FILE NO. 69-265





                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                   FORM U-3A-2/A



  Statement by Holding Company Claiming Continued Exemption Under Rule U-3A-2
     from the Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION





                 For the Calendar Year Ending December 31, 1995



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     New Jersey Resources Corporation (the "Company") hereby files with the
Securities and Exchange Commission, pursuant to Rule 2, its statement claiming continued exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. The Company is a New Jersey corporation, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company ("NJNG"), NJR Energy Services Corporation ("Energy Services") and NJR Development Corporation ("NJRD"), formerly Paradigm Resources Corporation, all of which are organized in the State of New Jersey and are located at 1415 Wyckoff Road, Wall, New Jersey. The Company has no independent business operations, but operates as a holding company of the above, as well as any other subsidiaries that may be formed in the future.

     Energy Services is a sub-holding company that was formed in June 1995 to better segregate the Company's energy-related operations. Energy Services owns 100% of the common stock of New Jersey Natural Energy Company ("Natural Energy"), and NJR Energy Corporation ("NJRE"). Natural Energy is a New Jersey corporation formed in June 1995 to participate in the unregulated marketing of natural gas and fuel and capacity management services. NJRE is a participant in oil and natural gas development, production, transportation, storage and other energy related ventures in various locations in the United States through its subsidiaries, New Jersey Natural Resources Company ("NJNR"), NJNR Pipeline Company ("Pipeline"), NJR Storage Corporation ("Storage"), Natural Resources Compressor Company ("Compressor") and NJRE Operating Company


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("NJRE Operating"). All of the above, except for Storage, are New Jersey corporations and all are located at 100 West Fifth Street, Suite 601, Tulsa, Oklahoma. Storage was organized in the State of Delaware.

     In May 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of NJRE and NJNR. The Company has accounted for this segment as a discontinued operation. Between December 1995 and February 1996, NJRE and NJNR sold their interests in all of its oil and gas properties.

     NJNR is also a participant in a natural gas transportation pipeline joint venture that was constructed to serve the Johnstown, Pennsylvania plant of Bethlehem Steel Corporation. Since Bethlehem discontinued gas purchases from the joint venture on June 1, 1993, field production is currently being sold into the interstate natural gas market. Pipeline is a 2.8% equity participant in the Iroquois Gas Transmission System pipeline that delivers natural gas from the Canadian border to Long Island. Storage is a 5.66% equity participant in the Market Hub Partners, L.P., intended to develop, own and operate a system of five natural gas market centers with high deliverability salt cavern storage facilities in Texas, Louisiana, Mississippi, Michigan and Pennsylvania. Due to the decision to exit the oil and gas business, Compressor and NJRE Operating are no longer active.

     NJRD, a sub-holding company formed to better segregate the Company's remaining non-regulated subsidiaries, owns 100% of the common stock of the Company's said subsidiaries, including, Paradigm Power, Inc. ("PPI"), NJR Computer Technologies, Inc. ("NJRC") and Commercial Realty & Resources Corp. ("Commercial Realty").


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     PPI and its subsidiaries, Lighthouse One, Inc, ("LH One") and Lighthouse
II, Inc. ("LH-II"), were formed to pursue investment opportunities in natural gas-fueled cogeneration and independent power production projects. PPI is a New Jersey corporation, while LH One and LH II were organized in New York and Delaware, respectively. PPI, LH One and LH II are each located at 1415 Wyckoff Road, Wall, New Jersey. As of December 31, 1995, neither PPI nor either subsidiary had capital invested in any projects. The Company has decided to no longer pursue investments as described above and are treating this segment of the Company as a discontinued operation.

     NJRC, a New Jersey Corporation, was formed to invest in the marketing of certain computer software systems.

     Commercial Realty, a New Jersey corporation, is located at 1345 Campus Parkway, Wall, New Jersey. Commercial Realty was formed to develop and own commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic Counties, New Jersey. Consistent with the Company's previously disclosed strategy to realign its asset base more closely with its core energy business, over 80% (15 out of 17 buildings containing approximately 739,000 square feet of space) of Commercial Realty's office and flex space in business parks in Monmouth & Atlantic Counties, New Jersey was sold. The Company will continue to pursue alternatives for the remaining assets including 215 acres of undeveloped land (of which 181 acres are subject to purchase options).

     Natural Energy, NJRE, PPI, NJRC and Commercial Realty, and their respective subsidiaries, are material to the Company and are accounted for on a consolidated basis.


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     Only NJNG, a New Jersey corporation whose principal office is located at
1415 Wyckoff Road, Wall, New Jersey, is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 352,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

     The Company and NJNG expect, from time to time, to render each to the other, certain services and to make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the Board of Directors of each company and by the New Jersey Board of Public Utilities.

     2. As of December 31, 1995, NJNG owned approximately 3,961 miles of steel, wrought and cast iron distribution mains, and 1,374 miles of plastic distribution main. Additionally, NJNG owned approximately 326 miles of transmission mains in various sizes, approximately 333,374 services and approximately 369,457 meters.

     NJNG owns and operates two liquefied natural gas storage plants located in Stafford, and Howell Townships, New Jersey. The two plants have an estimated effective capacity of approximately 20,000 and 150,000 Mcf per day, respectively. These production facilities are used for peaking supplies and emergencies.

     NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG also owns a storage facility in Long Branch, New



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Jersey. NJNG leases its headquarters facilities and a customer service office in
Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution and appliance service operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

     NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

     Substantially all of NJNG properties are subject to the lien of an Indenture of Mortgage and Deed of Trust to Harris Trust and Savings Bank, Chicago, Illinois, dated April 1, 1952, as amended by twenty-six (26) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $235,000,000 at December 31, 1995.

     3. (a) NJNG distributed at retail approximately 62,784,967 Dry Dths of natural or manufactured natural gas for the calendar year ended December 31, 1995.

     (b) NJNG did not distribute at retail any natural or manufactured gas outside New Jersey, its state of organization.

     (c) NJNG sold approximately 25,832,929 Dry Dths of natural gas outside New Jersey to various customers during calendar 1995 under a Blanket Sales for Resale Certificate, issued by the Federal Energy Regulatory Commission.

     (d) For the calendar year ended December 31, 1995, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 82,265,574 Dry Dths.



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     4. (a) Not Applicable.
        (b) Not Applicable.
        (c) Not Applicable.
        (d) Not Applicable.

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                                   EXHIBIT A


     There is attached as Exhibit A, Consolidating Income Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 1995.





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                                   EXHIBIT B


     There is attached as Exhibit B, Consolidating Financial Data Schedule for the fiscal year ended September 30, 1995.





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                                   EXHIBIT C


     Not Applicable






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     The above-named claimant has caused this statement to be executed on its behalf by its authorized officer on this 27th day of February 1996.


                                     New Jersey Resources Corporation



                                      By:    /s/ LAURENCE M. DOWNES
                                            ------------------------------
                                                 LAURENCE M. DOWNES
                                                 President & CEO
(Corporate Seal)

Attest:

    /s/  OLETA J. HARDEN
---------------------------------
         OLETA J. HARDEN
Senior Vice President & Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                               1415 Wyckoff Road
                                 Wall, NJ 07719


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